EVALUATION SUMMARY

PEDEVCO CORP. INTERESTS

VARIOUS OIL AND GAS PROPERTIES IN COLORADO AND NEW MEXICO

TOTAL PROVED RESERVES

AS OF DECEMBER 31, 2022

SEC PRICE

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS

EVALUATION SUMMARY

PEDEVCO CORP. INTERESTS

VARIOUS OIL AND GAS PROPERTIES IN
COLORADO AND NEW MEXICO

TOTAL PROVED RESERVES

AS OF DECEMBER 31, 2022

SEC PRICE

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
TEXAS REGISTERED ENGINEERING FIRM F-693

W. TODD BROOKER, P.E.
PRESIDENT

THOMAS M. BARR
SR. RESERVOIR ENGINEER

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100
AUSTIN, TEXAS 78729-1107
512-249-7000

306 WEST SEVENTH STREET, SUITE 302
FORT WORTH, TEXAS 76102-4987
817-336-2461
www.cgaus.com

1000 LOUISIANA STREET, SUITE 1900
HOUSTON, TEXAS 77002-5008
713-651-9944

January 18, 2023

Mr. J. Douglas Schick
President
PEDEVCO Corp.
575 N. Dairy Ashford, Suite 210
Houston, TX 77079

Re: Evaluation Summary
PEDEVCO Corp. Interests
Various Oil and Gas Properties in Colorado & New Mexico
Total Proved Reserves
As of December 31, 2022

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Dear Mr. Schick:

As requested, this report was completed on January 18, 2023 for PEDEVCO Corp. ("PEDEVCO"), for the purpose of public disclosure by PEDEVCO in filings made with the *Securities and Exchange Commission* (SEC) in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of the Colorado and New Mexico proved reserves, as per information from PEDEVCO. This evaluation utilized an effective date of December 31, 2022, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves						
Oil	- Mbbl	2,146.6	146.0	2,292.5	9,318.6	11,611.2
Gas	- MMcf	3,149.7	213.9	3,363.5	13,016.0	16,379.5
NGL	- Mbbl	303.6	38.4	342.0	1,453.6	1,795.6
Net Revenue						
Oil	- M$	196,521.3	13,339.8	209,861.1	853,220.8	1,063,082.0
Gas	- M$	20,663.4	1,418.8	22,082.2	84,297.1	106,379.3
NGL	- M$	13,291.2	1,690.1	14,981.2	63,994.1	78,975.4
Severance Taxes	- M$	11,021.8	189.2	11,210.9	43,811.3	55,022.2
Ad Valorem Taxes	- M$	4,939.1	813.0	5,752.1	26,752.5	32,504.6
Operating Expenses	- M$	59,216.3	2,637.4	61,853.7	170,697.3	232,551.0
Future Development Costs	- M$	3,772.3	260.0	4,032.3	176,707.1	180,739.4
Net Operating Income (BFIT)	- M$	151,526.3	12,549.1	164,075.4	583,543.9	747,619.3
Discounted @ 10%	**- M$**	**97,139.7**	**8,696.3**	**105,836.0**	**268,699.2**	**374,535.2**

(1) Operating expense includes but is not limited to, direct operating costs, maintenance, well service, compressor service, tubing/pump repair, compression fees, gathering expenses, transportation costs andwater disposal costs
(2) Investments includes but is not limited to, re-completion costs, future drilling costs, newlift installations, pumping units and the costs for plugging and salvage value of equipment at abandonment

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow (net operating income) is after deducting these taxes, future development costs, and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its "present worth". The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (CG&A).

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. Proved Developed reserves are the summation of the Proved Developed Producing and Proved Developed Non-Producing reserve estimates.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for December 30, 2022 were $93.67 per barrel and $6.358 per MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The SEC base oil price is based upon WTI-Cushing spot prices (EIA) during 2022 and the SEC base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2022.

The base prices were adjusted for differentials on a per-field basis for the New Mexico assets and on a per-operator basis for the Colorado assets, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties were estimated to be $91.557 per barrel for oil, $6.495 per MCF for gas, and $43.982 per barrel for NGLs. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, lease operating expenses and investments were calculated and prepared by PEDEVCO and were audited by us at a summary level using historical LOS data. Our audit determined that the commercial parameters being applied were reasonable and appropriate, and therefore no changes were made to cost parameters. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes, and royalties currently in effect except as noted herein. PEDEVCO's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

This evaluation includes eight (8) PDNP locations in Colorado and seven (7) PDNP locations in New Mexico. The eight (8) locations in Colorado represent newly drilled wells that came online after the effective date of this valuation. The seven (7) locations in New Mexico represent workover cases to bring previously producing wells back online. The fifteen (15) PDNP cases do not have development costs applied as PEDEVCO paid all costs in advance of the effective date of this valuation.

This evaluation also includes 56 PUD locations in Colorado and 21 PUD locations in New Mexico, each being a commercial horizontal well opportunity targeting the Niobrara reservoir in Colorado and the San Andres reservoir in New Mexico. Each of PUD drilling locations proposed as part of PEDEVCO's development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, PEDEVCO has indicated they have every intent to complete this development plan as scheduled. Furthermore, PEDEVCO has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Reserves Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for developed and undeveloped properties, were forecast using either production performance, volumetric or analogy methods, or a combination of each. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for the PEDEVCO properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third-party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included in this evaluation.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or PEDEVCO Corp. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

This letter is for the use of PEDEVCO Corp. This letter should not be used, circulated, or quoted for any other purpose without the express written consent of Cawley, Gillespie & Associates, Inc. or except as required by law.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

W. Todd Brooker, P. E.
President

Thomas M. Barr
Sr. Reservoir Engineer